UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-21202

FIRSTWAVE TECHNOLOGIES, INC.

THE NASDAQ STOCK MARKET

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

7000 Central Parkway NE, Suite 330, Atlanta, Georgia 30328 (678) 672-3100

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, No Par Value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[_] 17 CFR240.12d2-2(a)(l)

[_] 17 CFR240.12d2-2(a)(2)

[_] 17 CFR240.12d2-2(a)(3)

[_] 17 CFR240.12d2-2(a)(4)

[_] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange1.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Firstwave Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 18, 2007	By:	/s/ Richard T. Brock
Richard T. Brock, Chief Executive Officer

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.